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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

internal announcement

June 26, 2006

MESSAGE FROM DEREK PANNELL TO EMPLOYEES

To all employees,

This morning we announced that Inco had raised its offer for Falconbridge Limited, and that Phelps Dodge, Inco and Falconbridge had agreed to combine to create one of the world's largest mining companies, called Phelps Dodge Inco Corporation.

This news is very exciting for Falconbridge that positions us as a key component of the world's leading nickel producer and the world's largest publicly-traded copper producer.

This is a complex announcement involving two separate offers. Here's what is happening:

Inco Increases Offer

First, Inco has increased its offer for Falconbridge to Cdn$17.50 and 0.55676 Inco shares for each Falconbridge share. Further, former Falconbridge shareholders will own 50% of the new Inco. This offer is up from Cdn$12.50 and 0.524 Inco share for each Falconbridge share, and 47% of the new Inco. Our Board of Directors has endorsed this significantly higher offer.

The timelines for the combination of Inco/Falconbridge have not changed. We have received regulatory approval from Canada and the United States, and expect to receive the final required regulatory clearance from the European Commission by July 13. We continue to work towards this date and remain committed to the combination of Inco and Falconbridge.

Phelps Dodge Offers to Acquire Inco

Phelps Dodge and Inco also announced they had agreed to combine to create the world's leading nickel producer and the world's largest publicly traded copper producer. With our attractive nickel and copper assets, as well as our profitable zinc and aluminum businesses, Falconbridge is a significant part of this transaction as part of the new Inco.

From a shareholder's perspective, Phelps Dodge is offering Inco Cdn$17.50 per share plus 0.672 Phelps Dodge shares for each Inco share. As part of the new Inco, former Falconbridge shareholders would own 29% of the new Phelps Dodge Inco.

The combination of Falconbridge/Inco/Phelps Dodge creates a world-class company with strength and depth. For instance:

  Size and Strength:    We will become a Tier One mining company, with pro forma enterprise value of US$56 billion and operations in 40 countries. We will have the world's leading position in nickel and be the world's largest publicly traded producer of copper. We will be a leading player in molybdenum and cobalt, and have fully integrated zinc and aluminum businesses. Further, the new company will have increased financial strength, allowing it to pursue current and future development projects more effectively.

  Impressive Growth Projects:    Phelps Dodge Inco will have an exceptional portfolio of growth projects in nickel and copper.

  Outstanding synergies:    The new company will be positioned to realize synergies valued at US$900 million annually. These include the US$550 million already identified by Inco and Falconbridge.

What Does This Mean For Falconbridge Employees?

Our first order of business is to complete the combination of Inco and Falconbridge. We hope to have this finalized in the coming weeks. The Phelps Dodge/Inco/Falconbridge combination is a separate deal that will likely close in September. In the meantime, we will continue to focus on the efficient combination of Inco and Falconbridge.

While mergers and combinations create many opportunities, they may also create many questions, and we understand there may be feelings of uncertainty. Phelps Dodge has made a number of commitments, including maintaining a significant presence in Canada in terms of operating assets, expertise, and administrative offices, and in guaranteeing no lay-offs at our Canadian operating companies and exploration activities for three years. While the corporate head office will be located in Arizona, Phelps Dodge Inco is committed to establishing a head office for the global nickel and other metals business, which will be called Inco Nickel, in Toronto. There will be some head-office workforce reductions as a result of the merger. Phelps Dodge Inco is committed to treating all employees with dignity and respect by providing severance and making available appropriate outplacement/counseling services.

At this point, there are more questions than answers. We commit to sharing information with you as soon as it is available, and we ask for your patience.

Along with this letter, we are also providing you with a joint news release from Phelps Dodge, Inco and Falconbridge and a Question and Answer document that explain the combination in greater detail. More information is also available on our corporate website at www.falconbridge.com.

We are hosting a webcast conference call for the investment community at 9:00 am Eastern Standard Time (EST) today. You are welcome to listen to this call, which can be accessed through the link on the homepage of www.falconbridge.com.

In order to address initial employee questions, we are hosting a conference call for employees today at 1:00 pm EST to further explain today's news and respond to your questions. Your site and office management is being provided with the call-in number and will be coordinating employee attendance.

On a personal note, I want to acknowledge that Falconbridge employees have been taken through a long and complex process for the last number of months, and you have continued to perform at a high level to meet business plans and to work safely. I would like to thank you for your efforts, and for your continued patience. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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MESSAGE FROM DEREK PANNELL TO EMPLOYEES